Switchback II Corporation

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

December 18, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Switchback II Corporation
Draft Registration Statement on Form S-1
Confidentially Submitted on November 2, 2020
CIK No. 0001829730

Ladies and Gentlemen:

Set forth below is the response of Switchback II Corporation (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 24, 2020, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001829730, confidentially submitted to the Commission on November 2, 2020. The Company has filed the Registration Statement (the “Registration Statement”), together with this letter, via EDGAR submission.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Draft Registration Statement on Form S-1 submitted November 2, 2020

Exhibits

1.	File the consent of each director nominee as an exhibit to the registration statement. See Rule 438 of Regulation C under the Securities Act.

RESPONSE: The Company respectfully advises the Staff that the Company has filed a consent of each director nominee as an exhibit to the Registration Statement.

*     *     *     *     *

Securities and Exchange Commission

December 18, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

Switchback II Corporation

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Co-Chief Executive Officer and Director

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.
Thomas G. Brandt, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP